Exhibit 99.1

October 15, 2026

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager - Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Outcome of Board Meeting

The Board of Directors (“Board”) of Wipro Limited (“Company”), have at their meeting held over October 14-15, 2026, considered and approved the financial results of the Company for the quarter and half year ended September 30, 2026, as per Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Please find enclosed the Audited Standalone and Consolidated financial results under IndAS and Audited Consolidated financial results under IFRS for the quarter and half year ended September 30, 2026, together with the Auditor’s Report, as approved by the Board today. The financial results are also being made available on the Company’s website at www.wipro.com.

The Board Meeting commenced on October 14, 2026 at 4 PM. The Board of Directors finally approved the financial results for the said period at their meeting held on October 15, 2026, which concluded at 3:40 PM.

Thanking You,

For Wipro Limited /s/ M Sanaulla Khan M Sanaulla Khan Company Secretary

ENCL: As above

Chartered Accountants 13 to 22nd floor, Prestige Trade Tower, 46, Palace Road, Sampangiram Nagar, Bengaluru Urban Bengaluru-560001 Karnataka, India

Tel: +91 806 188 6000 Fax: +91 806 188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of WIPRO LIMITED (“the Company”), for three and six months ended September 30, 2026 (the “Statement”/ “Standalone Financial Results”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Standalone Financial Results:

a.	are presented in accordance with the requirements of Regulation 33 of the SEBI LODR Regulations, 2015 as amended; and

b.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and other comprehensive income and other financial information of the Company for the three and six months ended September 30, 2026.

Basis for Opinion

We conducted our audit of the Standalone Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section below. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

This Statement, which is the responsibility of the Company’s Board of Directors, and has been approved by them for the issuance. The Statement has been compiled from the related audited Interim Condensed Standalone Financial Statements for the three and six months ended September 30, 2026. The Company’s Board of Directors are responsible for the preparation and presentation of the Standalone Financial Results that give a true and fair view of the net profit/loss and other comprehensive income and other financial information of the Company in accordance with the recognition and measurement principles laid downin the Ind AS 34 prescribed under

Regd. Office: One International Center, Tower 3, 32nd Floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR regulation. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Results, the Management and Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Standalone Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and Management.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•

Conclude on the appropriateness of the Board of Directors’ and Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Standalone Financial Results, including the disclosures, and whether the Standalone Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Standalone Financial Results of the Company to express an opinion on the Standalone Financial Results.

Materiality is the magnitude of misstatements in the Standalone Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W- 100018)

/s/ Anand Subramanian
Anand Subramanian
Partner
(Membership No. 110815)
UDIN:

Bengaluru, October 15, 2026

WIPRO LIMITED

CIN- L32102KA 1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru-560035, India

Website : www.wipro.com ; Email : info@wipro.com ; Tel:+91-80-2844 0011; Fax: +91-80-2844 0054

AUDITED STANDALONE FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS

ENDED SEPTEMBER 30, 2026 UNDER Ind AS

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025	March 31, 2026
	Income
I	Revenue from operations	189,416	184,182	177,700	373,598	349,654	713,451
II	Other income	6,705	8,674	8,923	15,379	29,346	47,491

III	Total Income (I+II)	196,121	192,856	186,623	388,977	379,000	760,942

IV	Expenses
	a) Purchases of stock-in-trade	610	129	987	739	1,255	3,352
	b) Changes in inventories of stock-in-trade	(117)	87	(146)	(30)	(12)	148
	c) Employee benefits expense	99,533	98,563	98,468	198,096	193,460	388,809
	d) Finance costs	3,645	3,201	2,827	6,846	5,288	10,959
	e) Depreciation, amortisation and impairment expense	3,779	3,594	3,510	7,373	7,131	14,182
	f) Sub-contracting and technical fees	35,373	35,358	30,911	70,731	61,992	126,442
	g) Facility expenses	3,236	3,263	2,728	6,499	6,084	12,542
	h) Travel	3,246	3,390	2,766	6,636	5,967	11,447
	i) Communication	614	607	609	1,221	1,167	2,333
	j) Legal and professional charges	1,782	1,873	1,818	3,655	2,822	6,075
	k) Software license expense for internal use	5,139	5,129	4,264	10,268	8,275	17,331
	l) Marketing and brand building	865	748	787	1,613	1,564	3,031
	m) Other expenses	(174)	(56)	1,947	(230)	3,684	5,239

	Total Expenses (IV)	157,531	155,886	151,476	313,417	298,677	601,890

V	Profit before tax (III-IV)	38,590	36,970	35,147	75,560	80,323	159,052
VI	Tax expense
	a) Current tax	11,671	9,089	9,783	20,760	18,742	38,349
	b) Deferred tax	(1,708)	(776)	(778)	(2,484)	(1,522)	(593)

	Total tax expense (VI)	9,963	8,313	9,005	18,276	17,220	37,756

VII	Profit for the period (V-VI)	28,627	28,657	26,142	57,284	63,103	121,296

VIII	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss:
	Re-measurements of the defined benefit plans, net	226	369	303	595	120	222
	Net change in fair value of investment in equity instruments measured at fair value through OCI	16	8	(13)	24	(14)	134
	Income taxes relating to items that will not be reclassified to profit or loss	(59)	(94)	(72)	(153)	(27)	(49)
	Items that will be reclassified to profit or loss:
	Net change in time value of option contracts designated as cash flow hedges	(30)	241	73	211	(288)	73
	Net change in intrinsic value of option contracts designated as cash flow hedges	(554)	1,194	(987)	640	(762)	(1,622)
	Net change in fair value of forward contracts designated as cash flow hedges	2,124	4,692	(2,362)	6,816	(2,317)	(7,478)
	Net change in fair value of investment in debt instruments measured at fair value through OCI	(1,066)	590	(643)	(476)	57	(2,413)
	Income taxes relating to items that will be reclassified to profit or loss	(237)	(1,524)	895	(1.761)	805	2,468

	Total other comprehensive income for the period, net of taxes	420	5,476	(2,806)	5,896	(2,426)	(8,665)

IX	Total comprehensive income for the period (VII+VIII)	29,047	34,133	23,336	63,180	60,677	112,631

X	Paid up equity share capital (Par value ₹2 per share)	19,810	19,807	20,968	19,810	20,968	20,977
XI	Reserve excluding revaluation reserves as per balance sheet						615,820
XII	Earnings per equity share
	(Equity shares of par value ₹2/- each)
	(EPS for the three and six months ended periods are not annualised)
	Basic (in ₹)	2.89	2.74	2.50	5.63	6.03	11.59
	Diluted (in ₹)	2.89	2.74	2.49	5.63	6.01	11.55

1

1.

The audited standalone financial results for the three and six months ended September 30, 2026 have been approved by the Board of Directors of the Company at its meeting held on October 15, 2026. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit report with unmodified opinion on the standalone financial results for the three and six months ended September 30, 2026.

2.

The above audited standalone financial results have been prepared on the basis of the audited interim condensed standalone financial statements, which are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. All amounts included in the standalone financial results (including notes) are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

The Company publishes these standalone financial results along with the consolidated financial results. In accordance with Ind AS 108, “Operating Segments”, the Company has disclosed the segment information in the interim condensed consolidated financial statements and is incorporated in the consolidated financial results.

4.	Gain/(loss) on sale of property, plant and equipment, for the three and six months ended September 30, 2025 and the year ended March 31, 2026, includes gain on transfer of building of ₹ 405.

5.	Other expenses includes reversal of impairment in the value of investment in subsidiary of ₹ 1,608 for the year ended March 31, 2026.

6.

Employee benefits expense includes impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ 2,562 for the year ended March 31, 2026.

7.	Buyback of equity shares

On April 16, 2026, the Board of Directors approved a proposal to Buyback up to 600,000,000 fully paid-up equity shares of ₹ 2 each (representing up to 5.7% of the number of equity shares in the paid-up equity share capital as at March 31, 2026) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 per equity share for an aggregate amount not exceeding ₹ 150,000 (“Buy-back”), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder (“Buy-back Regulations”). Subsequently, the shareholders of the Company approved the Buy-back, by way of a special resolution, through a postal ballot.

In accordance with the provisions of the Buyback Regulations, the Letter of offer for the Buyback was filed with SEBI on June 9, 2026, and tender period for Buyback opened on June 11, 2026, and closed on June 17, 2026. The settlement of all valid bids was completed on June 24, 2026, and the equity shares bought back were extinguished on June 25, 2026.

During the six months ended September 30, 2026, the Company concluded the buyback of 600,000,000 equity shares (at a price of ₹ 250 per equity share) as approved by the Board of Directors on April 16, 2026. This has resulted in a total cash outflow of ₹ 150,508 (including transaction costs related to buyback of ₹ 508). In line with the requirement of the Companies Act, 2013, an amount of ₹ 8,457 and ₹ 142,051 has been utilised from securities premium and retained earnings respectively. Further, capital redemption reserve of ₹ 1,200 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 1,200.

2

8.	Audited Balance Sheet:

	As at September 30, 2026	As at March 31, 2026
ASSETS
Non-current assets
Property, plant and equipment	66,994	68,146
Right-of-Use assets	13,340	14,506
Capital work-in-progress	5,913	4,122
Goodwill	6,098	6,098
Other intangible assets	285	430
Financial assets
Investments	238,969	242,145
Unbilled receivables	7,734	7,010
Other financial assets	5,528	4,291
Deferred tax assets (net)	2,666	2,102
Non-current tax assets (net)	1,715	5,558
Other non-current assets	5,492	6,848

Total non-current assets	354,734	361,256

Current assets
Inventories	502	468
Financial assets
Investments	310,266	394,720
Derivative assets	1,701	888
Trade receivables	95,375	96,616
Unbilled receivables	50,120	46,202
Cash and cash equivalents	15,325	26,778
Other financial assets	10,825	6,694
Current tax assets (net)	6,497	6,308
Contract assets	8,938	7,352
Other current assets	31,036	26,142

Total current assets	530,585	612,168

TOTAL ASSETS	885,319	973,424

EQUITY AND LIABILITIES
EQUITY
Equity share capital	19,810	20,977
Other equity	511,854	615,820

TOTAL EQUITY	531,664	636,797

LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	15,215	15,213
Trade payables
(a) Total outstanding dues of micro enterprises and small enterprises	—	—
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	4,182	3,719
Other financial liabilities	447	731
Provisions	2,207	1,838
Non-current tax liabilities (net)	42,002	44,420
Other non-current liabilities	23,596	17,877

Total non-current liabilities	87,649	83,798

Current liabilities
Financial liabilities
Borrowings	71,500	61,500
Lease liabilities	4,767	4,148
Derivative liabilities	2,488	9,799
Trade payables
(a) Total outstanding dues of micro enterprises and small enterprises	2,241	2,315
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	59,831	57,788
Other financial liabilities	23,503	28,681
Contract liabilities	16,003	18,829
Other current liabilities	11,782	10,479
Provisions	14,364	13,058
Current tax liabilities (net)	59,527	46,232

Total current liabilities	266,006	252,829

TOTAL LIABILITIES	353,655	336,627

TOTAL EQUITY AND LIABILITIES	885,319	973,424

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9.	Audited Statement of Cash Flows:

	For the six months ended September 30,
	2026	2025
Cash flows from operating activities
Profit for the period	57,284	63,103
Adjustments to reconcile profit for the period to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(157)	(490)
Depreciation, amortisation and impairment expense	7,373	7,131
Unrealised exchange (gain)/loss, net	(203)	(69)
Share-based compensation expense	1,714	1,400
Income tax expense	18,276	17,220
Lifetime expected credit loss/(write-back)	(341)	1,812
Finance and other income, net of finance costs	(6,848)	(21,026)
Changes in operating assets and liabilities
(Increase)/Decrease in trade receivables	1,730	(4,170)
(Increase)/Decrease in unbilled receivables and contract assets	(6,228)	(11,367)
(Increase)/Decrease in inventories	(34)	(7)
(Increase)/Decrease in other financial assets and other assets	(3,185)	(2,543)
Increase/(Decrease) in trade payables, other financial liabilities, other liabilities and provisions	361	(1,088)
Increase/(Decrease) in contract liabilities	(2,826)	1,456

Cash generated from operating activities before taxes	66,916	51,362

Income taxes (paid)/refund, net	(6,229)	(7,666)

Net cash generated from operating activities	60,687	43,696

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(6,482)	(5,116)
Proceeds from disposal of property, plant and equipment	102	597
Payment for purchase of investments	(535,515)	(433,173)
Proceeds from sale of investments	620,536	452,040
Investment in subsidiaries	(198)	(33,548)
Interest received	15,970	14,439
Dividend received	1	9,104

Net cash generated from investing activities	94,414	4,343

Cash flows from financing activities
Proceeds from issuance of equity shares and shares pending allotment	33	24
Repayment of borrowings	(122,000)	(115,000)
Proceeds from borrowings	132,000	116,000
Payment of lease liabilities including interest	(2,986)	(2,881)
Payment of dividend	(19,784)	(52,354)
Interest and finance costs paid	(3,145)	(2,069)
Payment for buyback of equity shares, including transaction cost	(150,508)	—

Net cash used in financing activities	(166,390)	(56,280)

Net increase/(decrease) in cash and cash equivalents during the period	(11,289)	(8,241)
Effect of exchange rate changes on cash and cash equivalents	(164)	252
Cash and cash equivalents at the beginning of the period	26,778	44,342

Cash and cash equivalents at the end of the period	15,325	36,353

By order of the Board,	For, Wipro Limited
/s/ Rishad A. Premji
Place: Bengaluru	Rishad A. Premji
Date: October 15, 2026	Chairman

4

Chartered Accountants 13 to 22nd floor, Prestige Trade Tower, 46, Palace Road, Sampangiram Nagar, Bengaluru Urban Bengaluru-560001 Karnataka, India
Tel: +91 806 188 6000 Fax: +91 806 188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three and six months ended September 30, 2026 (“the Statement”/” Consolidated Financial Results”) being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us the Consolidated Financial Results,

a.	includes the financial results of the entities as listed in note 5 to the Statement;

b.	is presented in accordance with the requirements of Regulation 33 of the SEBI LODR Regulations, 2015 as amended; and

c.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group for the three and six months ended September 30, 2026.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give

Regd. Office: One International Center, Tower 3, 32nd Floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737 a true and fair view of the consolidated net profit/loss and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Management and Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and Management.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•

Conclude on the appropriateness of the Board of Director’s and Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)
/s/ Anand Subramanian
Anand Subramanian
Partner
(Membership No.110815)
UDIN:

Bengaluru, October 15, 2026

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru - 560035, India

Website: www.wipro.com ; Email id - info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED

SEPTEMBER 30, 2026 UNDER IND AS

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025	March 31, 2026
	Income
I	Revenue from operations	247,527	244,786	226,973	492,313	448,319	926,240
II	Other income	7,555	9,790	9,477	17,345	20,142	38,737

III	Total Income (I+II)	255,082	254,576	236,450	509,658	468,461	964,977

IV	Expenses
	a) Purchases of stock-in-trade	1,402	1,235	1,056	2,637	1,601	5,755
	b) Changes in inventories of stock-in-trade	35	(349)	(172)	(314)	(51)	171
	c) Employee benefits expense	148,370	147,531	136,163	295,901	270,438	555,855
	d) Finance costs	5,454	4,728	3,612	10,182	7,220	14,577
	e) Depreciation, amortisation and impairment expense	8,767	8,044	6,917	16,811	13,772	29,107
	f) Sub-contracting and technical fees	28,111	28,787	26,498	56,898	52,076	107,668
	g) Facility expenses	4,454	4,313	3,519	8,767	7,717	15,886
	h) Travel	3,990	4,181	3,338	8,171	7,126	13,882
	i) Communication	902	899	891	1,801	1,688	3,414
	j) Legal and professional charges	2,808	3,161	2,813	5,969	4,702	10,199
	k) Software license expense for internal use	6,314	6,303	5,253	12,617	10,214	21,720
	l) Marketing and brand building	1,299	1,153	900	2,452	1,783	3,480
	m) Lifetime expected credit loss/ (write-back)	(75)	(152)	1,507	(227)	2,009	2,838
	n) Other expenses	1,290	1,392	1,483	2,682	2,961	7,260

	Total Expenses	213,121	211,226	193,778	424,347	383,256	791,812

V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	86	(5)	152	81	202	257
VI	Profit before tax (III-IV+V)	42,047	43,345	42,824	85,392	85,407	173,422
VII	Tax expense
	a) Current tax	12,217	10,207	11,334	22,424	21,385	42,665
	b) Deferred tax	(2,167)	(425)	(1,134)	(2,592)	(1,967)	(1,898)

	Total tax expense	10,050	9,782	10,200	19,832	19,418	40,767

VIII	Profit for the period (VI-VII)	31,997	33,563	32,624	65,560	65,989	132,655

IX	Other comprehensive income (OCI) Items that will not be reclassified to profit or loss:
	Remeasurements of the defined benefit plans, net	253	512	314	765	(3)	142
	Net change in fair value of investment in equity instruments measured at fair value through OCI	921	303	(65)	1,224	(66)	(1,452)
	Deferred taxes relating to items that will not be reclassified to profit or loss	(59)	237	(73)	178	15	(6)
	Items that will be reclassified to profit or loss:
	Foreign currency translation differences relating to foreign operations	5,027	(1,152)	13,187	3,875	19,753	46,126
	Net change in time value of option contracts designated as cash flow hedges	(30)	241	73	211	(288)	73
	Net change in intrinsic value of option contracts designated as cash flow hedges	(554)	1,194	(987)	640	(762)	(1,622)
	Net change in fair value of forward contracts designated as cash flow hedges	2,292	4,890	(2,362)	7,182	(2,366)	(7,902)
	Net change in fair value of investment in debt instruments measured at fair value through OCI	(1,066)	590	(643)	(476)	57	(2,413)
	Deferred taxes relating to items that will be reclassified to profit or loss	(261)	(1,574)	896	(1,835)	819	2,576

	Total other comprehensive income for the period, net of taxes	6,523	5,241	10,340	11,764	17,159	35,522

	Total comprehensive income for the period (VIII+IX)	38,520	38,804	42,964	77,324	83,148	168,177

X	Profit for the period attributable to:
	Equity holders of the Company	32,006	33,520	32,462	65,526	65,766	131,974
	Non-controlling interests	(9)	43	162	34	223	681

		31,997	33,563	32,624	65,560	65,989	132,655

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	38,501	38,764	42,730	77,265	82,850	167,250
	Non-controlling interests	19	40	234	59	298	927

		38,520	38,804	42,964	77,324	83,148	168,177

XI	Paid up equity share capital (Par value ₹ 2 per share)	19,810	19,807	20,968	19,810	20,968	20,977

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						859,206

XIII	Earnings per equity share (EPS)
	(Equity shares of par value ₹ 2/- each)
	(EPS for the three and six months ended periods are not annualised)
	Basic (in ₹)	3.23	3.20	3.10	6.43	6.28	12.60
	Diluted (in ₹)	3.23	3.20	3.09	6.43	6.26	12.56

1.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2026, have been approved by the Board of Directors of the Company at its meeting held on October 15, 2026. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results for the three and six months ended September 30, 2026.

2.

The above audited consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three and six months ended September 30, 2026, which are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.	Gain/(loss) on sale of property, plant and equipment for the three and six months ended September 30, 2025 and year ended March 31, 2026, includes gain on transfer of building of ₹ 405.

4.

Employee benefits expense includes impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ 2,756 for the year ended March 31, 2026.

5.	List of subsidiaries, associate and joint venture as at September 30, 2026 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited			U.K.	100.00%
	Wipro Technologies SRL		Romania	^
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East FZE		UAE	100.00%
	Designit A/S		Denmark	100.00%
		Designit Denmark A/S	Denmark	100.00%
		Designit Germany GmbH	Germany	100.00%
		Designit Oslo A/S	Norway	100.00%
		Designit Spain Digital, S.L.U	Spain	100.00%
		Designit T.L.V Ltd.	Israel	100.00%
	Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%
	Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
	Wipro CRM Services		Belgium	100.00%
		Wipro 4C Consulting France SAS	France	100.00%
		Wipro CRM Services B.V.	Netherlands	100.00%
		Wipro CRM Services ApS	Denmark	100.00%
		Wipro CRM Services UK Limited	U.K.	100.00%
	Grove Holdings 2 S.á.r.l		Luxembourg	100.00%

		Capco Solution Services GmbH	Germany	100.00%
		The Capital Markets Company	Italy	100.00%
		Italy Srl
		Capco Brasil Serviços E Consultoria Ltda	Brazil	99.99%
		The Capital Markets Company BV (1)	Belgium	100.00%
	PT. WT Indonesia		Indonesia	99.60%
	Rainbow Software LLC		Iraq	100.00%
	Wipro Arabia Co. Limited		Saudi Arabia	66.67%
		Women’s Business Park Technologies Limited	Saudi Arabia	100.00%
	Wipro Doha LLC		Qatar	100.00%
	Wipro Financial Outsourcing		U.K.	100.00%
	Services Limited
		Wipro UK Limited	U.K.	100.00%
	Wipro Gulf LLC		Sultanate of Oman	99.98%
	Wipro Information Technology		Netherlands	100.00%
	Netherlands BV.
		Wipro Gulf LLC	Sultanate of Oman	0.02%
		Wipro Technologies SA	Argentina	2.62%
		Wipro (Thailand) Co. Limited	Thailand	0.03%
		Wipro Technologies GmbH	Germany	14.87%
		Wipro Do Brasil Sistemas De Informatica Ltda	Brazil	0.07%
		Wipro do Brasil Technologia Ltda (1)	Brazil	99.44%
		Wipro Information Technology Kazakhstan LLP	Kazakhstan	100.00%
		Wipro Outsourcing Services (Ireland) Limited	Ireland	100.00%
		Wipro Portugal S.A. (1)	Portugal	100.00%
		Wipro Solutions Canada Limited	Canada	100.00%
		Wipro Technologies Limited	Russia	99.99%
		Wipro Technologies Peru SAC	Peru	99.98%
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica	100.00%
		Wipro Technology Chile SPA	Chile	100.00%
		Applied Value Technologies B.V	Netherlands	100.00%
	Wipro IT Service Ukraine, LLC		Ukraine	100.00%
	Wipro IT Services Poland SP Z.O.O		Poland	100.00%
	Wipro IT Services S.R.L.		Romania	100.00%
	Wipro Regional Headquarters		Saudi Arabia	100.00%
	Wipro Technologies Australia Pty Ltd		Australia	100.00%
		Wipro Ampion Holdings Pty Ltd (1)	Australia	100.00%
	Wipro Technologies SA		Argentina	97.38%
	Wipro Technologies SA DE CV		Mexico	91.08%
	Wipro Technologies South Africa (Proprietary) Limited		South Africa	69.42%
		Wipro Technologies Nigeria Limited	Nigeria	99.84%
	Wipro Technologies SRL		Romania	100.00%
	Wipro (Thailand) Co. Limited		Thailand	99.97%
	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%

	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited		China	100.00%
	Mindsprint Pte Ltd. (4)		Singapore	100.00%
		Mindsprint Digital India Pvt. Ltd.	India	99.99%
		Mindsprint UK Limited	UK	100.00%
		Mindsprint Solutions Company (1)	Saudi Arabia	100.00%
		Mindsprint Malaysia SDN BHD	Malaysia	100.00%
	Mindsprint Digital India Pvt. Ltd. (4)		India	0.01%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC		USA	100.00%
		Aggne Global Inc. (2)	USA	80.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated (1)	USA	100.00%
		Wipro NextGen Enterprise Inc. (1)	USA	100.00%
		Rizing Intermediate Holdings, Inc. (1)	USA	100.00%
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services, Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services,	USA	100.00%
		LLC Applied Value Technologies, Inc.	USA	100.00%
		Wipro Business Services LLC	USA	100.00%
		The Capital Markets Company, LLC (1)	USA	100.00%
Aggne Global IT Services Private Limited (3)			India	80.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Connected Services, Inc.			USA	100.00%
	Wipro Connected Services Mauritius Pvt Ltd		Mauritius	100.00%
		Connected Services Corporation Wipro India Private Limited	India	98.40%
	Connected Services Corporation		India	1.60%
	Wipro India Private Limited Wipro Connected Services Engineering Corp.		USA	100.00%
	Wipro Connected Services UK Limited		UK	100.00%
		Harman Connected Services Morocco	Morocco	100.00%
	Wipro Connected Services US Midco LLC		USA	100.00%
		Wipro Connected Services AB (Formerly known as Harman Connected Services AB) (1)	Sweden	100.00%
The Wipro SA Broad Based Ownership Scheme Trust
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^	Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	The step-down subsidiary of the Company, Wipro IT Services, LLC has acquired an additional 20% stake in Aggne Global Inc., with effect from June 1, 2026.
(3)	The Company has acquired an additional 20% stake in Aggne Global IT Services Private Limited, with effect from June 18, 2026.
(4)	The Company, through its subsidiary, has acquired 100% shareholding in Mindsprint Pte. Ltd. and its subsidiaries, effective May 15, 2026.

(1)

Step Subsidiary details of The Capital Markets Company LLC, HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A., Wipro Connected Services AB and Mindsprint Solutions Company are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
The Capital Markets Company, LLC			USA
	Capco Consulting Services LLC		USA	100.00%
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA	100.00%
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd MechWorks S.R.L.		Israel Italy	100.00% 100.00%
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA
	Wipro Lanka (Private) Limited (Formerly known as Rizing Lanka (Private) Limited)		Sri Lanka	100.00%
		Attune Netherlands B.V. (5)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC		USA	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%
		Rizing Pte Ltd. (5)	Singapore	100.00%
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company UK) Ltd		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Servicos E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.a.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De		Brazil	3.09%
	Informatica Ltda Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions	Germany	100.00%
		GmbH (5) Wipro IT Services Austria GmbH	Austria	100.00%
Wipro Connected Services AB (Formerly known as Harman Connected Services AB)			Sweden
	Wipro Connected Services Solutions (Chengdu) Co. Ltd. (Formerly known as Harman Connected Services Solutions		China	100.00%
	(Chengdu) Co. Ltd.)
Mindsprint Solutions Company			Saudi Arabia
	Mindsprint Inc.		USA	100.00%

(5)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries		Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd.		U.K.	100.00%

Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Pty Ltd		Australia	100.00%

Wipro Business Solutions GmbH			Germany

	Wipro Technology Solutions S.R.L		Romania	100.00%

As at September 30, 2026, Wipro, LLC held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

6.	Segment information:

The Company is organised into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organised by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are organised by industry sector, while Europe and APMEA are organised by countries.

Effective April 1, 2026, the customers across Latin America and Canada are aligned with the respective industry sectors in Americas 1 and Americas 2. Additionally, Hi-tech sector and airports as a sub-sector for Americas are now subsumed under existing sectors of Americas 1. Prior period comparables are readjusted to reflect this change.

Americas 1 includes the following industry sectors in the United States of America, Latin America and Canada: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health and Consumer. Americas 2 includes the following industry sectors in the United States of America, Latin America, and Canada: Banking and Financial Services, Energy, Manufacturing and Resources and Capital Markets and Insurance. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of AI-powered IT and IT-enabled services including AI advisory, industry & functional consulting, AI native development, customer centric design, modernisation, custom application development, infrastructure services, cybersecurity services, data and analytics services, business process services, research and development, and hardware and software design. Through AI-powered, consulting-led solutions, we help our clients transform their businesses to drive better efficiencies and generate new growth opportunities.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by Ind AS 108, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended September 30, 2026, June 30, 2026, and September 30, 2025, six months ended September 30, 2026, September 30, 2025 and year ended March 31, 2026 are as follows:

	Three months ended			Six months ended		Year ended
	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025	March 31, 2026
Particulars	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	84,985	86,087	80,556	171,072	159,595	328,118
Americas 2	63,194	62,119	61,276	125,313	122,404	246,530
Europe	67,546	66,569	59,531	134,115	116,348	244,165
APMEA	30,945	29,754	25,042	60,699	48,858	102,340

Total of IT Services	246,670	244,529	226,405	491,199	447,205	921,153
IT Products	1,512	1,036	1,126	2,548	1,854	6,940

Total segment revenue	248,182	245,565	227,531	493,747	449,059	928,093

Segment result
IT Services
Americas 1	16,009	16,691	17,265	32,700	33,581	69,852
Americas 2	11,222	9,874	11,292	21,096	23,355	46,182
Europe	11,309	9,047	6,962	20,356	12,988	31,083
APMEA	4,323	4,362	3,308	8,685	6,287	14,955
Unallocated	(2,137)	(787)	(1,018)	(2,924)	(268)	(3,426)

Total of IT Services	40,726	39,187	37,809	79,913	75,943	158,646
IT Products	(72)	16	101	(56)	121	559
Reconciling Items	(9)	3	(81)	(6)	(2,511)	(7,954)

Total segment result	40,645	39,206	37,829	79,851	73,553	151,251

Finance costs	(5,454)	(4,728)	(3,612)	(10,182)	(7,220)	(14,577)
Finance and other income	6,770	8,872	8,455	15,642	18,872	36,491
Share of net profit/ (loss) of associate and joint venture accounted for using equity method	86	(5)	152	81	202	257

Profit before tax	42,047	43,345	42,824	85,392	85,407	173,422

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of the Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 655, ₹ 779 and ₹ 558 for the three months ended September 30, 2026, June 30, 2026, and September 30, 2025 respectively and ₹ 1,434 and ₹ 740 for the six months ended September 30, 2026, September 30, 2025 and ₹ 1,853 for the year ended March 31, 2026, which is reported as a part of Other income in the consolidated financial results.

d)

Restructuring cost of ₹ Nil for the three months ended September 30, 2026, June 30, 2026, and September 30, 2025 and ₹ Nil and ₹ 2,469 for the six months ended September 30, 2026 and 2025, respectively and ₹ 5,139 for the year ended March 31, 2026, respectively, is included under Reconciling Items.

e)

Impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ 2,756 for the year ended March 31, 2026, is included under Reconciling items.

f)	“Unallocated” within IT Services segment results is after recognition of the below:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025	March 31, 2026
Amortisation and impairment expenses on intangible assets	2,840	2,407	1,670	5,247	3,295	7,787
Change in fair value of contingent consideration	—	—	^	—	48	49

^	Value is than ₹ 0.5
g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,345, ₹ 601 and ₹ 1,264 for the three months ended September 30, 2026, June 30, 2026, and September 30, 2025, respectively and ₹ 1,946 and ₹ 1,700 for the six months ended September 30, 2026, September 2025 and ₹ 4,465 for the year ended March 31, 2026, respectively.

h)

Segment results of IT Services segment are after recognition of gain/(loss) on sale of property, plant and equipment of ₹ 130, ₹ 139, and ₹ 464 for the three months ended September 30, 2026, June 30, 2026, and September 30, 2025, respectively and ₹ 269 and ₹ 530 for the six months ended September 30, 2026, September 30, 2025, respectively and ₹ 393 for the year ended March 31, 2026, respectively.

8.

Decline in revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognised on business combinations. Consequently, the Company has recognised impairment charge of ₹ 851 for the year ended March 31, 2026, as part of depreciation, amortisation and impairment expense.

9.	Buyback of equity shares

On April 16, 2026, the Board of Directors approved a proposal to Buyback up to 600,000,000 fully paid-up equity shares of ₹ 2 each (representing up to 5.7% of the number of equity shares in the paid-up equity share capital as at March 31, 2026) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 per equity share for an aggregate amount not exceeding ₹ 150,000 (“Buyback”), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder (“Buyback Regulations”). Subsequently, the shareholders of the Company approved the Buyback, by way of a special resolution, through a postal ballot.

In accordance with the provisions of the Buyback Regulations, the Letter of offer for the Buyback was filed with SEBI on June 9, 2026, and tender period for Buyback opened on June 11, 2026, and closed on June 17, 2026. The settlement of all valid bids was completed on June 24, 2026, and the equity shares bought back were extinguished on June 25, 2026.

During the six months ended September 30, 2026, the Company concluded the buyback of 600,000,000 equity shares (at a price of ₹ 250 per equity share) as approved by the Board of Directors on April 16, 2026. This has resulted in a total cash outflow of ₹ 150,508 (including transaction costs related to buyback of ₹ 508). In line with the requirement of the Companies Act, 2013, an amount of ₹ 8,457 and ₹ 142,051 has been utilised from securities premium and retained earnings respectively. Further, capital redemption reserve of 1,200 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 1,200

10.	Audited Consolidated Balance Sheet

	As at
	September 30, 2026	March 31, 2026
ASSETS
Non-current assets
Property, plant and equipment	75,349	77,224
Right-of-Use assets	26,939	28,287
Capital work-in-progress	5,957	4,122
Goodwill	403,938	382,214
Other Intangible assets	49,684	29,176
Investments accounted for using the equity method	2,228	2,126
Financial assets
Investments	27,727	28,053
Trade receivables	—	349
Unbilled receivables	8,703	7,433
Other financial assets	7,946	6,259
Deferred tax assets (net)	5,620	5,242
Non-current tax assets (net)	3,858	7,787
Other non-current assets	9,137	9,451

Total non-current assets	627,086	587,723

Current assets
Inventories	835	517
Financial assets
Investments	341,527	437,680
Derivative assets	1,726	888
Trade receivables	129,060	135,901
Unbilled receivables	79,301	76,823
Cash and cash equivalents	95,016	105,555
Other financial assets	13,277	10,245
Current tax assets (net)	12,178	10,762
Contract assets	16,115	14,819
Other current assets	39,146	33,164

Total current assets	728,181	826,354

TOTAL ASSETS	1,355,267	1,414,077

EQUITY AND LIABILITIES
EQUITY
Equity share capital	19,810	20,977
Other equity	769,776	859,206

Equity attributable to the equity holders of the Company	789,586	880,183
Non-controlling interests	1,721	2,509

TOTAL EQUITY	791,307	882,692

LIABILITIES
Non-current liabilities
Financial liabilities
Borrowings	—	1,962
Lease liabilities	26,474	26,327
Trade payables	4,686	4,394
Other financial liabilities	8,574	6,743
Provisions	5,445	5,389
Deferred tax liabilities (net)	21,677	17,266
Non-current tax liabilities (net)	45,289	48,195
Other non-current liabilities	23,596	17,877

Total non-current liabilities	135,741	128,153

Current liabilities
Financial liabilities
Borrowings	185,021	165,912
Lease liabilities	9,570	8,709
Derivative liabilities	2,992	10,978
Trade payables	69,709	62,894
Other financial liabilities	34,706	43,387
Contract liabilities	22,706	25,434
Other current liabilities	18,957	16,834
Provisions	21,126	19,463
Current tax liabilities (net)	63,432	49,621

Total current liabilities	428,219	403,232

TOTAL LIABILITIES	563,960	531,385

TOTAL EQUITY AND LIABILITIES	1,355,267	1,414,077

11.	Audited Statement of Cash Flows

	Six months ended September 30,
	2026	2025
Cash flows from operating activities
Profit for the period	65,560	65,989
Adjustments to reconcile profit for the period to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(269)	(530)
Depreciation, amortisation and impairment expense	16,811	13,772
Unrealised exchange (gain)/loss, net	(485)	2,587
Share-based compensation expense	1,946	1,700
Share of net (profit)/loss of associate and joint venture accounted for using equity method	(81)	(202)
Income tax expense	19,832	19,418
Finance and other income, net of finance costs	(5,460)	(11,652)
Change in fair value of contingent consideration	—	48
Lifetime expected credit loss/(write-back)	(227)	2,009
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	8,866	(408)
(Increase)/Decrease in unbilled receivables and contract assets	(3,843)	(9,979)
(Increase)/Decrease in inventories	(320)	(40)
(Increase)/Decrease in other financial assets and other assets	(2,735)	456
Increase/(Decrease) in trade payables, other financial liabilities, other liabilities and provisions	(33)	1,157
Increase/(Decrease) in contract liabilities	(4,346)	920

Cash generated from operating activities before taxes	95,216	85,245
Income taxes (paid), net	(9,288)	(10,254)

Net cash generated from operating activities	85,928	74,991

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(7,640)	(6,114)
Proceeds from disposal of property, plant and equipment	209	678
Payment for purchase of investments	(572,627)	(438,513)
Proceeds from sale of investments	667,844	456,635
Payment for business acquisitions including deposits and escrow, net of cash acquired	(32,971)	—
Interest received	17,471	15,366
Dividend received	1	2

Net cash generated from/(used in) investing activities	72,287	28,054

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	33	24
Repayment of borrowings	(195,940)	(154,690)
Proceeds from borrowings	211,862	118,303
Payment of lease liabilities including interest	(6,226)	(5,616)
Payment for contingent consideration	—	(316)
Payment of deferred consideration on business combination	—	(216)
Purchase of shares from Non-controlling interest holders	(2,851)	—
Payment for buy back of equity shares, including transaction costs	(150,508)	—
Interest and finance costs paid	(5,532)	(3,170)
Payment of dividend	(19,784)	(52,354)
Payment of dividend to Non-controlling interest holders	(409)	(569)

Net cash generated from/(used) in financing activities	(169,355)	(98,604)

Net increase/(decrease) in cash and cash equivalents during the period	(11,140)	4,441
Effect of exchange rate changes on cash and cash equivalents	601	4,422
Cash and cash equivalents at the beginning of the period	105,555	121,974

Cash and cash equivalents at the end of the period	95,016	130,837

By order of the Board,	For. Wipro Limited

/s/ Rishad A. Premji
Place: Bengaluru	Rishad A. Premji
Date: October 15, 2026	Chairman

Chartered Accountants 13 to 22nd floor, Prestige Trade Tower, 46, Palace Road, Sampangiram Nagar, Bengaluru Urban Bengaluru-560001 Karnataka, India

Tel: +91 806 188 6000 Fax: +91 806 188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three and six months ended September 30, 2026 (“the Statement”/” Consolidated Financial Results”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement gives a true and fair view in conformity with the recognition and measurement principles laid down in the International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the three and six months ended September 30, 2026.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI together with the ethical requirements that are relevant to our audit of the Statement and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit/loss and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in IAS 34 as issued by IASB.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls,

Regd. Office: One International Center, Tower 3, 32nd Floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737 that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Management and Board of Directors of the companies included in the Group are responsible for assessing the ability of respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and Management.

•

Conclude on the appropriateness of the Board of Directors’ and Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)

/s/ Anand Subramanian
Anand Subramanian
Partner
(Membership No.110815)
UDIN:
Bengaluru, October 15, 2026

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com; Email id – info@wipro.com; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025	March 31, 2026
	Income
	a) Revenue from operations	247,527	244,786	226,973	492,313	448,319	926,240
	b) Foreign exchange gains/(losses), net	655	779	558	1,434	740	1,853

I	Total income	248,182	245,565	227,531	493,747	449,059	928,093

	Expenses
	a) Purchases of stock-in-trade	1,402	1,235	1,056	2,637	1,601	5,755
	b) Changes in inventories of stock-in-trade	35	(349)	(172)	(314)	(51)	171
	c) Employee benefits expense	148,370	147,531	136,163	295,901	270,438	555,855
	d) Depreciation, amortization and impairment expense	8,767	8,044	6,917	16,811	13,772	29,107
	e) Sub-contracting and technical fees	28,111	28,787	26,498	56,898	52,076	107,668
	f) Facility expenses	4,454	4,313	3,519	8,767	7,717	15,886
	g) Travel	3,990	4,181	3,338	8,171	7,126	13,882
	h) Communication	902	899	891	1,801	1,688	3,414
	i) Legal and professional fees	2,808	3,161	2,813	5,969	4,702	10,199
	j) Software license expense for internal use	6,314	6,303	5,253	12,617	10,214	21,720
	k) Marketing and brand building	1,299	1,153	900	2,452	1,783	3,480
	l) Lifetime expected credit loss/ (write-back)	(75)	(152)	1,507	(227)	2,009	2,838
	m) (Gain)/loss on sale of property, plant and equipment, net	(130)	(139)	(464)	(269)	(530)	(393)
	n) Other expenses	1,290	1,392	1,483	2,682	2,961	7,260

II	Total expenses	207,537	206,359	189,702	413,896	375,506	776,842

III	Finance expenses	5,454	4,728	3,612	10,182	7,220	14,577
IV	Finance and other income	6,770	8,872	8,455	15,642	18,872	36,491
V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	86	(5)	152	81	202	257

VI	Profit before tax [I-II-lII+IV+V]	42,047	43,345	42,824	85,392	85,407	173,422

VII	Tax expense	10,050	9,782	10,200	19,832	19,418	40,767

VIII	Profit for the period [VI-VII]	31,997	33,563	32,624	65,560	65,989	132,655

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	194	392	238	586	9	132
	Net change in fair value of investment in equity instruments measured at fair value through OCI	921	660	(62)	1,581	(63)	(1,448)
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	5,092	(1,159)	13,355	3,933	19,938	46,643
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	(22)	180	58	158	(216)	55
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	(414)	912	(744)	498	(574)	(1,234)
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	1,733	3,767	(1,772)	5,500	(1,773)	(6,015)
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	(916)	482	(565)	(434)	23	(2,094)

IX	Total other comprehensive income for the period, net of taxes	6,588	5,234	10,508	11,822	17,344	36,039

1

	Total comprehensive income for the period [VIII+IX]	38,585	38,797	43,132	77,382	83,333	168,694

X	Profit for the period attributable to:
	Equity holders of the Company	32,006	33,520	32,462	65,526	65,766	131,974
	Non-controlling interests	(9)	43	162	34	223	681

		31,997	33,563	32,624	65,560	65,989	132,655

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	38,566	38,757	42,898	77,323	83,035	167,767
	Non-controlling interests	19	40	234	59	298	927

		38,585	38,797	43,132	77,382	83,333	168,694

XI	Paid up equity share capital (Par value ₹ 2 per share)	19,810	19,807	20,968	19,810	20,968	20,977

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						864,391

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three and six months ended periods are not annualized)
	Basic (in ₹)	3.23	3.20	3.10	6.43	6.28	12.60
	Diluted (in ₹)	3.23	3.20	3.09	6.43	6.26	12.56

1.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2026. have been approved by the Board of Directors of the Company at its meeting held on October 15, 2026. The Company confirms that its statutory auditors. Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results for the three and six months ended September 30, 2026.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three and six months ended September 30, 2026, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.	(Gain)/loss on sale of property, plant and equipment for the three and six months ended September 30, 2025 and year ended March 31, 2026, includes gain on transfer of building of ₹ (405).
4.

Employee benefits expense includes impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ 2,756 for the year ended March 31, 2026.

5.	List of subsidiaries, associate and joint venture as at September 30, 2026 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited	Wipro Technologies SRL		U.K. Romania	100.00 ^	%
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas	Capco Consulting Middle East FZE		U.K. UAE	100.00 100.00	% %
	Designit A/S Wipro Bahrain Limited Co. W.L.L	Designit Denmark A/S Designit Germany GmbH Designit Oslo A/S Designit Spain Digital, S.L.U Designit T.L.V Ltd.	Denmark Denmark Germany Norway Spain Israel Bahrain	100.00 100.00 100.00 100.00 100.00 100.00 100.00	% % % % % % %

2

Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
Wipro CRM Services		Belgium	100.00%
	Wipro 4C Consulting France SAS	France	100.00%
	Wipro CRM Services B.V.	Netherlands	100.00%
	Wipro CRM Services ApS	Denmark	100.00%
	Wipro CRM Services UK Limited	U.K.	100.00%
Grove Holdings 2 S.a.r.l		Luxembourg	100.00%
	Capco Solution Services GmbH	Germany	100.00%
	The Capital Markets Company Italy Srl	Italy	100.00%
	Capco Brasil Servicos E Consultoria Ltda	Brazil	99.99%
	The Capital Markets Company BV(1)	Belgium	100.00%
PT. WT Indonesia		Indonesia	99.60%
Rainbow Software LLC		Iraq	100.00%
Wipro Arabia Co. Limited		Saudi Arabia	66.67%
	Women’s Business Park	Saudi Arabia	100.00%
	Technologies Limited
Wipro Doha LLC		Qatar	100.00%
Wipro Financial Outsourcing		U.K.	100.00%
Services Limited
	Wipro UK Limited	U.K.	100.00%
Wipro Gulf LLC		Sultanate of Oman	99.98%
Wipro Information Technology		Netherlands	100.00%
Netherlands BV.
	Wipro Gulf LLC	Sultanate of	0.02%
		Oman
	Wipro Technologies SA	Argentina	2.62%
	Wipro (Thailand) Co. Limited	Thailand	0.03%
	Wipro Technologies GmbH	Germany	14.87%
	Wipro Do Brasil Sistemas De Informatica Ltda	Brazil	0.07%
	Wipro do Brasil Technologia Ltda(1)	Brazil	99.44%
	Wipro Information Technology	Kazakhstan	100.00%
	Kazakhstan LLP
	Wipro Outsourcing Services	Ireland	100.00%
	(Ireland) Limited
	Wipro Portugal S.A.(1)	Portugal	100.00%
	Wipro Solutions Canada Limited	Canada	100.00%
	Wipro Technologies Limited	Russia	99.99%
	Wipro Technologies Peru SAC	Peru	99.98%
	Wipro Technologies W.T.	Costa Rica	100.00%
	Sociedad Anonima
	Wipro Technology Chile SPA	Chile	100.00%
	Applied Value Technologies B.V.	Netherlands	100.00%
Wipro IT Service Ukraine, LLC		Ukraine	100.00%
Wipro IT Services Poland SP Z.O.O		Poland	100.00%
Wipro IT Services S.R.L.		Romania	100.00%
Wipro Regional Headquarters		Saudi Arabia	100.00%
Wipro Technologies Australia Pty Ltd		Australia	100.00%
	Wipro Ampion Holdings Pty Ltd(1)	Australia	100.00%
Wipro Technologies SA		Argentina	97.38%
Wipro Technologies SA DE CV		Mexico	91.08%
Wipro Technologies South Africa (Proprietary) Limited		South Africa	69.42%
	Wipro Technologies Nigeria Limited	Nigeria	99.84%
Wipro Technologies SRL		Romania	100.00%
Wipro (Thailand) Co. Limited		Thailand	99.97%

3

	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited		China	100.00%
	Mindsprint Pte Ltd. (4)		Singapore	100.00%
		Mindsprint Digital India Pvt. Ltd.	India	99.99%
		Mindsprint UK Limited	UK	100.00%
		Mindsprint Solutions Company (1)	Saudi Arabia	100.00%
		Mindsprint Malaysia SDN BHD	Malaysia	100.00%
	Mindsprint Digital India Pvt. Ltd. (4)		India	0.01%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC		USA	100.00%
		Aggne Global Inc. (2)	USA	80.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated (1)	USA	100.00%
		Wipro NextGen Enterprise Inc. (1)	USA	100.00%
		Rizing Intermediate Holdings, Inc. (1)	USA	100.00%
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services, Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
		Wipro Business Services LLC	USA	100.00%
		The Capital Markets Company, LLC (1)	USA	100.00%
Aggne Global IT Services Private Limited (3)			India	80.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Connected Services, Inc.			USA	100.00%
	Wipro Connected Services Mauritius Pvt Ltd		Mauritius	100.00%
		Connected Services Corporation Wipro India Private Limited	India	98.40%
	Connected Services Corporation Wipro India Private Limited		India	1.60%
	Wipro Connected Services Engineering Corp.		USA	100.00%
	Wipro Connected Services UK Limited		UK	100.00%

4

		Harman Connected Services Morocco	Morocco	100.00%
	Wipro Connected Services US Midco LLC		USA	100.00%
		Wipro Connected Services AB (Formerly known as Harman Connected Services AB) (1)	Sweden	100.00%
The Wipro SA Broad Based Ownership Scheme Trust
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^	Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	The step-down subsidiary of the Company, Wipro IT Services, LLC has acquired an additional 20% stake in Aggne Global Inc., with effect from June 1, 2026.
(3)	The Company has acquired an additional 20% stake in Aggne Global IT Services Private Limited, with effect from June 18, 2026.
(4)	The Company, through its subsidiary, has acquired 100% shareholding in Mindsprint Pte. Ltd. and its subsidiaries, effective May 15, 2026.
(1)

Step Subsidiary details of The Capital Markets Company LLC, HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A., Wipro Connected Services AB and Mindsprint Solutions Company are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
The Capital Markets Company, LLC			USA
	Capco Consulting Services LLC		USA	100.00%
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA	100.00%
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA
	Wipro Lanka (Private) Limited (Formerly known as Rizing Lanka (Private) Limited)		Sri Lanka	100.00%
		Attune Netherlands B.V. (5)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC		USA	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%
		Rizing Pte Ltd. (5)	Singapore	100.00%
The Capital Markets Company BV			Belgium

5

	CapAfric Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Servicos E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
			USA
Wipro Designit Services, Inc.	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%
			Portugal
Wipro Portugal S.A.	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	3.09%
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH (5)	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%
Wipro Connected Services AB (Formerly known as Harman Connected Services AB)			Sweden
	Wipro Connected Services Solutions (Chengdu ) Co. Ltd. (Formerly known as Harman Connected Services Solutions (Chengdu) Co. Ltd.)		China	100.00%
Mindsprint Solutions Company			Saudi Arabia
	Mindsprint Inc.		USA	100.00%

6

(5)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries		Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd.		U.K.	100.00%
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Pty Ltd		Australia	100.00%
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania	100.00%

As at September 30, 2026, Wipro, LLC held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

6. Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (‘‘APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Effective April 1, 2026, the customers across Latin America and Canada are aligned with the respective industry sectors in Americas 1 and Americas 2. Additionally, Hi-tech sector and airports as a sub-sector for Americas are now subsumed under existing sectors of Americas 1. Prior period comparables are readjusted to reflect this change.

Americas 1 includes the following industry sectors in the United States of America, Latin America and Canada: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health and Consumer. Americas 2 includes the following industry sectors in the United States of America, Latin America, and Canada: Banking and Financial Services, Energy. Manufacturing and Resources and Capital Markets and Insurance. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of AI-powered IT and IT-enabled services including AI advisory, industry & functional consulting, AI native development, customer centric design, modernization, custom application development, infrastructure services, cybersecurity services, data and analytics services, business process services, research and development, and hardware and software design. Through AI-powered, consulting-led solutions, we help our clients transform their businesses to drive better efficiencies and generate new growth opportunities.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

7

Information on reportable segments for the three months ended September 30, 2026, June 30, 2026, September 30, 2025, six months ended September 30, 2026, September 30, 2025 and year ended March 31, 2026 are as follows:

	Three months ended			Six months ended		Year ended
	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025	March 31, 2026

Particulars	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	84,985	86,087	80,556	171,072	159,595	328,118
Americas 2	63,194	62,119	61,276	125,313	122,404	246,530
Europe	67,546	66,569	59,531	134,115	116,348	244,165
APMEA	30,945	29,754	25,042	60,699	48,858	102,340

Total of IT Services	246,670	244,529	226,405	491,199	447,205	921,153
IT Products	1,512	1,036	1,126	2,548	1,854	6,940

Total segment revenue	248,182	245,565	227,531	493,747	449,059	928,093

Segment result
IT Services
Americas 1	16,009	16,691	17,265	32,700	33,581	69,852
Americas 2	11,222	9,874	11,292	21,096	23,355	46,182
Europe	11,309	9,047	6,962	20,356	12,988	31,083
APMEA	4,323	4,362	3,308	8,685	6,287	14,955
Unallocated	(2,137)	(787)	(1,018)	(2,924)	(268)	(3,426)

Total of IT Services	40,726	39,187	37,809	79,913	75,943	158,646
IT Products	(72)	16	101	(56)	121	559
Reconciling Items	(9)	3	(81)	(6)	(2,511)	(7,954)

Total segment result	40,645	39,206	37,829	79,851	73,553	151,251

Finance expenses	(5,454)	(4,728)	(3,612)	(10,182)	(7,220)	(14,577)
Finance and other income	6,770	8,872	8,455	15,642	18,872	36,491
Share of net profit/(loss) of associate and joint venture accounted for using the equity method	86	(5)	152	81	202	257

Profit before tax	42,047	43,345	42,824	85,392	85,407	173,422

Notes:

a)	‘‘Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of the Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 655, ₹ 779, and ₹ 558 for the three months ended September 30, 2026, June 30, 2026 and September 30, 2025, respectively ₹ 1,434 and ₹ 740 for the six months ended September 30, 2026, September 30, 2025, respectively and ₹ 1,853 for the year ended March 31, 2026, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Restructuring cost of ₹ Nil for the three months ended September 30, 2026, June 30, 2026 and September 30, 2025, and ₹ Nil and ₹ 2,469 for the six months ended September 30, 2026, September 30, 2025, respectively and ₹ 5,139 for the year ended March 31, 2026, is included under Reconciling Items.

e)

Impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ 2,756 for the year ended March 31, 2026, is included under Reconciling items.

f)	“Unallocated” within IT Services segment results is after recognition of the below:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025	March 31, 2026
Amortization and impairment expenses on intangible assets	2,840	2,407	1,670	5,247	3,295	7,787
Change in fair value of contingent consideration	—	—	^	—	48	49

^ Value is less than 0.5

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,345, ₹ 601 and ₹ 1,264 for the three months ended September 30, 2026, June 30, 2026 and September 30, 2025, respectively and ₹ 1,946 and ₹ 1,700 for the six months ended September 30, 2026, September 30, 2025, respectively and ₹ 4,465 for the year ended March 31, 2026.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (130), ₹ (139) and ₹ (464) for the three months ended September 30, 2026, June 30, 2026 and September 30, 2025, respectively, and ₹ (269) and ₹ (530) for the six months ended September 30, 2026, September 30, 2025, respectively and ₹ (393) for the year ended March 31, 2026.

8

7.

Decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 851, for the year ended March 31, 2026, as part of depreciation, amortization and impairment expense.

8.	Buyback of equity shares

On April 16, 2026, the Board of Directors approved a proposal to Buyback up to 600,000,000 fully paid-up equity shares of ₹ 2 each (representing up to 5.7% of the number of equity shares in the paid-up equity share capital as at March 31, 2026) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 per equity share for an aggregate amount not exceeding ₹ 150,000 (“Buyback”), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder (“Buyback Regulations”). Subsequently, the shareholders of the Company approved the Buyback, by way of a special resolution, through a postal ballot.

In accordance with the provisions of the Buyback Regulations, the Letter of offer for the Buyback was filed with SEBI on June 9, 2026, and tender period for Buyback opened on June 11, 2026, and closed on June 17, 2026. The settlement of all valid bids was completed on June 24, 2026, and the equity shares bought back were extinguished on June 25, 2026.

During the six months ended September 30, 2026, the Company concluded the buyback of 600,000,000 equity shares (at a price of ₹ 250 per equity share) as approved by the Board of Directors on April 16, 2026. This has resulted in a total cash outflow of ₹ 150,508 (including transaction costs related to buyback of ₹ 508). In line with the requirement of the Companies Act, 2013, an amount of ₹ 8,457 and ₹ 142,051 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 1,200 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 1,200.

9.	Audited Consolidated Balance Sheet

	As at March 31, 2026	As at September 30, 2026
ASSETS
Goodwill	387,399	409,181
Intangible assets	29,176	49,684
Property, plant and equipment	81,787	81,507
Right-of-Use assets	28,287	26,939
Financial assets
Investments	28,053	27,727
Trade receivables	349	—
Unbilled receivables	7,433	8,703
Other financial assets	6,259	7,946
Investments accounted for using the equity method	2,126	2,228
Deferred tax assets	5,242	5,620
Non-current tax assets	7,787	3,858
Other non-current assets	9,010	8,936

Total non-current assets	592,908	632,329

Inventories	517	835
Financial assets
Derivative assets	888	1,726
Investments	437,680	341,527
Cash and cash equivalents	105,555	95,016
Trade receivables	135,901	129,060
Unbilled receivables	76,823	79,301
Other financial assets	10,245	13,277
Contract assets	14,819	16,115
Current tax assets	10,762	12,178
Other current assets	33,164	39,146

Total current assets	826,354	728,181

TOTAL ASSETS	1,419,262	1,360,510

EQUITY
Share capital	20,977	19,810
Share premium	6,158	1,554
Retained earnings	735,057	641,170
Share-based payment reserve	7,920	6,013
Special Economic Zone Re-investment reserve	25,966	21,842
Other components of equity	89,290	104,440

Equity attributable to the equity holders of the Company	885,368	794,829
Non-controlling interests	2,509	1,721

TOTAL EQUITY	887,877	796,550

9

LIABILITIES
Financial liabilities
Loans and borrowings	1,962	—
Lease liabilities	26,327	26,474
Accrued expenses	4,394	4,686
Other financial liabilities	6,743	8,574
Deferred tax liabilities	17,266	21,677
Non-current tax liabilities	48,195	45,289
Other non-current liabilities	23,042	28,920
Provisions	224	121

Total non-current liabilities	128,153	135,741

Financial liabilities
Loans, borrowings and bank overdrafts	165,912	185,021
Lease liabilities	8,709	9,570
Derivative liabilities	10,978	2,992
Trade payables and accrued expenses	94,924	99,284
Other financial liabilities	11,357	5,131
Contract liabilities	25,434	22,706
Current tax liabilities	49,621	63,432
Other current liabilities	34,801	38,951
Provisions	1,496	1,132

Total current liabilities	403,232	428,219

TOTAL LIABILITIES	531,385	563,960

TOTAL EQUITY AND LIABILITIES	1,419,262	1,360,510

10.	Audited Consolidated Statements of Cash flows

	Six months ended September 30,
	2025	2026
Cash flows from operating activities
Profit for the period	65,989	65,560
Adjustments to reconcile profit for the period to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(530)	(269)
Depreciation, amortization and impairment expense	13,772	16,811
Unrealized exchange (gain)/loss, net	2,587	(485)
Share-based compensation expense	1,700	1,946
Share of net (profit)/loss of associate and joint venture accounted for using equity method	(202)	(81)
Income tax expense	19,418	19,832
Finance and other income, net of finance expenses	(11,652)	(5,460)
Change in fair value of contingent consideration	48	—
Lifetime expected credit loss/(write-back)	2,009	(227)
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	(408)	8,866
(Increase)/Decrease in unbilled receivables and contract assets	(9,979)	(3,843)
(Increase)/Decrease in inventories	(40)	(320)
(Increase)/Decrease in other financial assets and other assets	456	(2,735)
Increase /(Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions	1,157	(33)
Increase/(Decrease) in contract liabilities	920	(4,346)

Cash generated from operating activities before taxes	85,245	95,216
Income taxes (paid), net	(10,254)	(9,288)

Net cash generated from operating activities	74,991	85,928

10

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(6,114)	(7,640)
Proceeds from disposal of property, plant and equipment	678	209
Payment for purchase of investments	(438,513)	(572,627)
Proceeds from sale of investments	456,635	667,844
Payment for business acquisitions, net of cash acquired	—	(32,971)
Interest received	15,366	17,471
Dividend received	2	1

Net cash generated from/(used in) investing activities	28,054	72,287

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	24	33
Repayment of loans and borrowings	(154,690)	(195,940)
Proceeds from loans and borrowings	118,303	211,862
Payment of lease liabilities including interest	(5,616)	(6,226)
Payment for contingent consideration	(316)	—
Payment of deferred consideration on business combination	(216)	—
Purchase of shares from Non-controlling interest holders	—	(2,851)
Payment for buy back of equity shares, including transaction costs	—	(150,508)
Interest and finance expenses paid	(3,170)	(5,532)
Payment of dividend	(52,354)	(19,784)
Payment of dividend to Non-controlling interest holders	(569)	(409)

Net cash generated from/(used) in financing activities	(98,604)	(169,355)

Net increase/(decrease) in cash and cash equivalents during the period	4,441	(11,140)
Effect of exchange rate changes on cash and cash equivalents	4,422	601
Cash and cash equivalents at the beginning of the period	121,974	105,555

Cash and cash equivalents at the end of the period	130,837	95,016

By order of the Board,	For, Wipro Limited

/s/ Rishad A. Premji
Place: Bengaluru	Rishad A. Premji
Date: October 15, 2026	Chairman

11